UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. )*

Dorian LPG Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2106R110
(CUSIP Number)
John C. Hadjipateras
c/o Dorian LPG (USA) LLC 27 Signal Road Stamford, CT 06902 Tel: (203) 674-9900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y2106R110

1.	Names of Reporting Persons
John C. Hadjipateras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		United States

	7.	Sole Voting Power	2,197,724
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	6,178,431(1)

	9.	Sole Dispositive Power	2,197,724

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		6,178,431(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		10.8%

14.	Type of Reporting Person (See Instructions)

IN

(1)
Includes 3,980,707 Common Shares of Dorian LPG Ltd. that John C. Hadjipateras may be deemed to beneficially own by virtue of a revocable proxy granted to John C. Hadjipateras by each of Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Olympia Kedrou, Chrysanthi Xyla, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis, pursuant to which John C. Hadjipateras may be deemed to share the power to vote such Common Shares. See Item 3 and Item 6.

Schedule 13D
CUSIP No.	Y2106R110

ITEM 1.                          Security and Issuer.

This statement on Schedule 13D relates to the Common Shares, par value $0.01 per share (the "Common Shares") of Dorian LPG Ltd., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 27 Signal Road, Stamford, Connecticut 06902.

ITEM 2.                          Identity and Background.

(a) – (c), (f) This Schedule 13D is being filed by John C. Hadjipateras, a United States citizen (the "Reporting Person").  The Reporting Person's business address is c/o Dorian LPG (USA) LLC, 27 Signal Road, Stamford, CT 06902.  The Reporting Person is the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer.

(d) – (e)  The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.                          Source and Amount of Funds or Other Consideration.

On December 22, 2015, as part of a pro rata distribution by Astromar LLC to its members, the Reporting Person received 1,540,155 Common Shares over which he has sole dispositive and voting power. No consideration was paid as part of the distribution. The source of funds for the other previously acquired 657,569 Common Shares to which the Reporting Person has sole dispositive and voting power was cash on hand and awards of restricted stock from the Issuer.

Also on December 22, 2015, Mark C. Hadjipateras, Angeliki C. Hadjipateras, Aikaterini C. Hadjipateras, Konstantinos Markakis, Olympia Kedrou, Chrysanthi Xyla, Scott M. Sambur, as Trustee of the Kyveli Trust, and George J. Dambassis (each a "Shareholder" and collectively, the "Shareholders"), whom together are record holders of an aggregate 3,980,707 Common Shares (the "Proxy Shares"), each entered into a separate revocable proxy (each a "Shareholder Proxy" and collectively, the "Shareholder Proxies") appointing the Reporting Person, with respect to the Proxy Shares, as such Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Shareholder's name, place and stead. No consideration was paid by the Reporting Person in connection with each Shareholder Proxy.

The Shareholder Proxies are incorporated by reference in this filing in Exhibit A and any references to or descriptions of the Shareholder Proxies are qualified in their entirety by reference to the full text of the Shareholder Proxies.

ITEM 4.                          Purpose of Transaction.

(a) - (j). The Common Shares that the Reporting Person may be deemed to beneficially own are held for investment purposes, but as the Chief Executive Officer, President and Chairman of the Board of Directors of the Issuer, the Reporting Person controls the management and policies of the Issuer. In the future, the Reporting Person may be involved in and may plan for his involvement in any or all of the following:

1.	The acquisition of additional Common Shares of the Issuer or the disposition of Common Shares of the Issuer;
2.	Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
3.	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
4.	Any material change in the present capitalization or dividend policy of the Issuer;
5.	Any other material change in the Issuer's business or corporate structure;
6.	Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

7.	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
8.	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and
9.	Any action similar to those enumerated above.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5.                          Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 57,225,162 Common Shares outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Person's beneficial ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting		Dispositive
		Sole	Shared	Sole	Shared
John C. Hadjipateras	10.8%	2,197,724	6,178,431(1)	2,197,724	0

(1)
Includes the Proxy Shares that the Reporting Person may be deemed to beneficially own by virtue of a revocable proxy granted to the Reporting Person by each Shareholder, pursuant to which the Reporting Person may be deemed to share the power to vote the Proxy Shares. See Item 3, Item 6 and Exhibit A.

(c) Except as set forth above, no other transactions in the Common Shares were effected by the person enumerated in Item 2 during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 22, 2015, each Shareholder entered into a Shareholder Proxy appointing the Reporting Person, with respect to the Proxy Shares, as such Shareholder's proxy, attorney, and agent with full power and authority, at any meeting of shareholders of the Issuer, whether attending in person or by proxy, and on every action or written consent of shareholders of the Issuer, to vote and act for and in such Shareholder's name, place and stead.  No consideration was paid by the Reporting Person in connection with the Shareholder Proxies. For more information, see Item 3 and Exhibit A.

ITEM 7.                          Materials to be Filed as Exhibits.

Exhibit A	Shareholder Proxies, each dated December 22, 2015

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2016

BY: John C. Hadjipateras
John C. Hadjipateras*

________________________________________
* The Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Exhibit A

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that GEORGE J. DAMBASSIS (the "Record Holder"), being the owner of record of 1,654,628 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ George J. Dambassis
Name:	George J. Dambassis

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that AIKATERINI C. HADJIPATERAS (the "Record Holder"), being the owner of record of 308,646 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ Aikaterini C. Hadjipateras
Name:	Aikaterini C. Hadjipateras

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that SCOTT M. SAMBUR, AS TRUSTEE OF THE KYVELI TRUST (the "Record Holder"), being the owner of record of 280,028 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ Scott M. Sambur, as Trustee of the Kyveli Trust
Name:	Scott M. Sambur, as Trustee of the Kyveli Trust

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that ANGELIKI C. HADJIPATERAS (the "Record Holder"), being the owner of record of 355,318 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ Angeliki C. Hadjipateras
Name:	Angeliki C. Hadjipateras

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that OLYMPIA KEDROU (the "Record Holder"), being the owner of record of 466,714 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ Olympia Kedrou
Name:	Olympia Kedrou

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that CHRYSANTHI XYLA (the "Record Holder"), being the owner of record of 420,042 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ Chrysanthi Xyla
Name:	Chrysanthi Xyla

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that KONSTANTINOS MARKAKIS (the "Record Holder"), being the owner of record of 46,671 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ Konstantinos Markakis
Name:	Konstantinos Markakis

SHAREHOLDER'S PROXY

KNOW ALL MEN BY THESE PRESENTS, that MARK C. HADJIPATERAS (the "Record Holder"), being the owner of record of 448,660 shares of common stock of Dorian LPG Ltd., a corporation incorporated in the Republic of the Marshall Islands (the "Corporation"), hereby constitutes and appoints John C. Hadjipateras (the "Proxy Holder"), with full power of substitution, as the undersigned's Proxy, Attorney and Agent with full power and authority, at any meeting of the shareholders of the Corporation, whether attending in person or by proxy, and on every action or written consent of the shareholders of the Corporation, to vote and act for and in the undersigned's name, place and stead, and agrees at all times hereafter to ratify and confirm whatsoever the Proxy Holder or any substitute or substitutes shall lawfully do or cause to be done by virtue of this Proxy, and the signing of any document or instrument pursuant to this Proxy by any person or persons hereunder authorized shall constitute sufficient evidence to any third party that such documents are in terms approved by the undersigned.  Unless otherwise revoked, this Proxy shall continue with respect to any shares beneficially owned by the Record Holder for so long as the Record Holder retains beneficial ownership of such shares.

IN WITNESS WHEREOF, the undersigned has executed this Proxy this 22nd day of December, 2015.

By:	/s/ Mark C. Hadjipateras
Name:	Mark C. Hadjipateras